SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: October 7, 2005	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Exhibit 1.1

Contacts:

In Taiwan R.O.C. Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com.tw	In the U.S. David Pasquale The Ruth Group +1-646-536-7006 dpasquale@theruthgroup.com

ChipMOS AND Hynix EXTEND TESTING AGREEMENT FOR DDR AND DDR II SDRAM PRODUCTS

Hsinchu, Taiwan, October 7, 2005 –ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or “the Company”) (Nasdaq: IMOS) today announced that ThaiLin Semiconductor Corp. (“ThaiLin”), a subsidiary 26.81% owned by the Company’s 70.3% subsidiary, ChipMOS TECHNOLOGIES INC., extended its testing agreement with Hynix Semiconductor Inc. (“Hynix”) for DDR and DDR II SDRAM products through 2006. ThaiLin and Hynix have worked together since December 1, 2004.

Under this agreement, ThaiLin commits to reserving a capacity equivalent to 34 testers of Advantest T5581 (including T5581, T5585 and T5593) for Hynix until the end of 2006.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “This agreement is another recognition of ChipMOS’ technology expertise and its ability to successfully partner with the world’s leading semiconductor companies to support their product roadmaps. We continue to successfully expand our customer base and engagements with existing customers because of the strategic investments we have made in advanced technologies, our geographic location, the quality of our services and the commitment of our entire organization to ensuring the success of the programs of our customers.”

About Hynix Semiconductor Inc.

Hynix was founded in February 1983 under the laws of the Republic of Korea. The Company’s stock is publicly traded, and all issued and outstanding shares have been listed on the Korea Stock Exchange since its Initial Public Offering in December 1996. On October 13, 1999, the Company merged with LG Semicon Co., Ltd. In March 2001, the Company changed its name from Hyundai Electronics Industries Co., Ltd. to its current name and ended its affiliation with the Hyundai Business Group. The Company headquarters in Ichon with a branch office in Seoul and has production plants in Ichon, Cheongju, Gumi in Korea and Eugene, Oregon in the United States of America. Its major business scope include DRAM, SRAM, NAND Flash and MCPs. For more information, please visit http://www.hynix.com/eng/index.jsp.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (www.chipmos.com.tw) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.